

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2020

Amitay Weiss
Chief Executive Officer
Therapix Biosciences Ltd.
16 Abba Hillel Silver Rd.
Ramat Gan 52506, Israel

      Re: Therapix Biosciences Ltd.
          Registration Statement on Form F-1
          Filed September 8, 2020
          File No. 333-248670

Dear Mr. Weiss:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Oded Har-Even, Esq.